Exhibit 99.171

CONSENT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

We have read the Registration Statement on Form 40-F (“Form 40-F”) of Energy Fuels Inc. (“Energy Fuels”).

We consent to the incorporation by reference and to the use of our report dated May 21, 2012 relating to the consolidated financial statements of White Canyon Uranium Limited as at June 30, 2011 and for the year ended June 30, 2011, appearing in the Form 40-F being filed by Energy Fuels with the United States Securities and Exchange Commission.

Toronto, Ontario	RSM Bird Cameron Partners
November 14, 2013	Chartered Accountants